SGI

Security Global InvestorsSM

July 28, 2010

Stacie D. Gorman, Esq.

Staff Attorney

Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

Re:            CurrencyShares® Hong Kong Dollar Trust

Registration Statement on Form S-1

Filed May 7, 2008

File No. 333-150686

Dear Ms. Gorman:

On behalf of Rydex Specialized Products LLC, the sponsor (the “Sponsor”) of the CurrencyShares® Hong Kong Dollar Trust (the “Trust”) and pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), we respectfully request withdrawal of the Trust’s registration statement (File No. 333-150686), including all amendments and exhibits thereto (the “Registration Statement”), initially filed with the Securities and Exchange Commission (the “Commission”) on May 7, 2008.

The Sponsor submits this request for withdrawal as it does not intend to pursue the contemplated public offering at this time. The Sponsor requests, in accordance with Rule 457(p) under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Trust’s account to be offset against the filing fee for any future registration statement(s).

The Sponsor confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein. The Sponsor also confirms that neither the Sponsor nor any person acting on its behalf will commence a private offering of shares of the Trust earlier than 30 calendar days after the effective date of withdrawal of the Registration Statement, and, if and when a private offering is made, the Sponsor will notify each offeree in the private offering that (i) the offering is not registered under the Act, (ii) the securities will be “restricted securities” (as that term is defined in Rule 144(a)(3) under the Act) and may not be resold unless they are registered under the Act or an exemption from registration under the Act is available, (iii) purchasers in the private offering do not have the protection of Section 11 of the Act, and (iv) a registration statement for an abandoned offering was filed and withdrawn, specifying the effective date of the withdrawal.

Stacie D. Gorman, Esq.

July 28, 2010

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within 15 days after such date, the Sponsor receives notice from the Commission that this application will not be granted.

The Sponsor hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement. Please fax a copy of the order to the Company’s counsel, Yvette M. VanRiper at Foley & Lardner LLP, at (213) 234-2800. If you have any questions regarding this application for withdrawal, please contact Ms. VanRiper at (313) 234-7107.

RYDEX SPECIALIZED PRODUCTS LLC

By:	/s/ Nick Bonos
Nick Bonos
Chief Executive Officer